Filed pursuant to Rule 433

Registration No. 333-223679

Issuer Free Writing Prospectus dated November 25, 2019

Relating to Preliminary Prospectus Supplement dated November 25, 2019

Mastercard Incorporated

$750,000,000

2.000% Notes due 2025

Pricing Term Sheet

November 25, 2019

Issuer:	Mastercard Incorporated

Security:	2.000% Notes due 2025

Format:	SEC Registered

Size:	$750,000,000

Maturity Date:	March 3, 2025

Coupon:	2.000%

Interest Payment Dates:	Semi-annually on March 3 and September 3 of each year, commencing March 3, 2020 (short first coupon)

Price to Public:	99.759%

Benchmark Treasury:	1.500% due October 31, 2024

Benchmark Treasury Price and Yield:	99-14; 1.619%

Spread to Benchmark Treasury:	+ 43 basis points

Reoffer Yield:	2.049%

Optional Redemption:

Make-Whole Call:	+ 10 basis points prior to February 3, 2025

Par Call:	On or after February 3, 2025 (1 month prior to the maturity date of the Notes)

CUSIP / ISIN:	57636Q AN4 / US57636QAN43

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	November 25, 2019

Expected Settlement Date:	December 3, 2019 (T+5)*

Book Running Managers:

Deutsche Bank Securities Inc.

Lloyds Securities Inc.

Mizuho Securities USA LLC

Santander Investment Securities Inc.

Barclays Capital Inc.

Citigroup Global Markets Inc.

Commerz Markets LLC

Goldman Sachs & Co. LLC

NatWest Markets Securities Inc.

PNC Capital Markets LLC

Senior Co-Managers:

BMO Capital Markets Corp.

Commonwealth Bank of Australia

ICBC Standard Bank Plc

Loop Capital Markets LLC

Morgan Stanley & Co. LLC

Standard Chartered Bank

SG Americas Securities, LLC

TD Securities (USA) LLC

Co-Managers:	Apto Partners, LLC C.L. King & Associates, Inc. Roberts & Ryan Investments, Inc. Siebert Williams Shank & Co., LLC

* We expect that delivery of the notes will be made against payment therefor on or about December 3, 2019, which will be the fifth business day after the date hereof. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next two business days will be required, by virtue of the fact that the notes will settle in 5 business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, Attention: Prospectus Group, or by email at prospectus.CPDG@db.com, or by calling (800) 503-4611; Lloyds Securities Inc. at 1095 Avenue of the Americas, New York, NY 10036, telephone: 212-930-8956; Mizuho Securities USA LLC, 320 Park Avenue, 12th floor, New York, NY 10022 (or telephone at 1-866-271-7403); or Santander Investment Securities Inc. at 45 East 53rd Street, New York, New York 10022 or by calling 1 (212) 407-7822.

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